SHEARMAN & STERLING LLP

Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES
75008 PARIS
33 01 53 89 70 00

TOQUE J006
FAX (33) 01 53 89 70 70

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
[redacted]
...N
...ARK
...K
...NCISCO
...ORE
TOKYO
TORONTO
WASHINGTON, D.C.

September 17, 2003

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed herewith (i) a press release dated June 18, 2003, announcing the conclusion of a sales agreement between Industeel France and France-Essor; (ii) a press release dated June 19, 2003, announcing a statement by the Employee Representatives Group of Arcelor's European Works Council; (iii) a press release dated July 4, 2003, announcing Arcelor's completion of its acquisition of Duferdofin's Pallanzeno rolling mill and a 49.9% stake in the San Zeno melting shop; (iv) a press release dated July 8, 2003, announcing a joint-venture between Arcelor and Umicore named Traxys; (v) a press release dated July 10, 2003, announcing Arcelor's commitment to the reduction of greenhouse gases; (vi) a press release dated July 16, 2003, announcing Arcelor's sale of its 50% stake in Segal to Corus; (vii) a press release dated July 28, 2003, announcing the creation of a Chinese joint-venture between Arcelor and Bao Steel for automotive products; (viii) a press release dated July 28, 2003, announcing the signature of a Technology Licence Agreement for automotive steels between Arcelor and Tata Steel; (ix) a press release dated July 31, 2003, announcing Arcelor's sale of its steel tubes business to Condesa; and (x) a press release dated August 28, 2003, announcing Arcelor's first half 2003 results.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel A. Orillac

Enclosure
cc: Martine Hue
Arcelor SA

#262371.1

arcelor

PRESS RELEASE

Luxembourg, June 18, 2003

Industeel France (Arcelor Group) and France-Essor, one of the leading French constructors of large mechanical parts and cylinders for heavy industry, have just concluded a sales agreement in order to constitute a new industrial unit in the field of heavy mechanical construction, offering its customers value-added products in the nuclear, petrochemical and offshore sectors. This agreement concludes the sale to France-Essor of :

- 100% of Creusot Forge Industrie/CFI (Arcelor Group), employing 85 staff for a 2002 turnover of 20 M€. The new unit will be composed of CFI and the two main France-Essor units in Montchanin-Le Creusot, SFAR and CIVAD, specialized in the design and assembly of heavy mechanical components, as well as in forming and joining operations. Significant modernisation and diversification investments (6 M€ over 3 years) are planned to expand CFI's product range. This activity will be managed by David Guillon.

- 25% of the Creusot Metal steelshop (Arcelor Group), one of the leading steelshops in the world qualified for the nuclear sector, in order to secure the supply of heavy ingots from the steelshop and to offer the customers of France-Essor a guarantee of quality for their products.

Reorganised as a profit center, the steelshop will continue to supply Industeel France's plate mill and, in this new configuration, will also serve the European ingot market.

This agreement will come into effect as of July 31st 2003.

The relevant staff representatives have been informed and consulted on this project.

Press Relations
Patrick Seyler : +352 4792 2362
Paul Bertemes : +352 4792 2367
Jean Lasar : +352 4792 2359
France
Sandra Luneau : +33 1 41 25 65 04

Investor Relations
Martine Hue : +352 4792 2151
00 800 4792 4792
+33 1 41 25 98 98

Contact France Essor
David Guillon : +33 3 85 73 09 20

File No. 82-34727

arcelor

PRESS RELEASE

Luxembourg, June 19, 2003

STATEMENT BY THE EMPLOYEE REPRESENTATIVES GROUP OF ARCELOR'S EUROPEAN WORKS COUNCIL ABOUT THE DIRECTIVE CONCERNING TRADING OF GREENHOUSE GAS EMISSION RIGHTS

The proposed Directive concerning the trading of greenhouse gas emission rights is currently awaiting its second reading before the European Parliament. The vote will take place in a plenary session on July 4. Talks between the Council, the European Commission and the Rapporteur are also underway and will continue until June 25.

The European steel industry is one of those affected by the proposed Directive, and is in a particularly difficult situation, with limited room for manoeuvre. Unlike the other affected industries, the steel industry will be unable to pass on to customers the considerable rise in production costs resulting from the Directive, due to the small number of customers and raw materials suppliers in the industry. The risk is that we, the workers, will in practice have to make many of the sacrifices arising from the Directive.

From the outset, we have strongly supported the objectives established by the Kyoto Protocol, and the principle that the European Union should set the benchmark in terms of environmental protection and sustainable development. However, we deeply regret the fact that the adoption procedure for this Directive has failed to take into account the steel industry's needs. As a result, European legislation is dealing another blow to an industry that is being forced to undergo permanent restructuring, already resulting in heavy job losses.

We highlight the efforts made by the European steel industry for many years now. These efforts have enabled the companies making up the Arcelor group to cut emissions to 18% in absolute terms and to 23% in specific terms since 1990. Unfortunately, these efforts have not been taken into account. Worse still, the Directive contains paradoxes such that emissions-reduction initiatives adopted many years ago may now pose a threat to the future of the European steel industry. One of these initiatives is the processing of blast furnace gases to obtain electricity used to power steel production plants. By attributing emission rights to smokestacks, the Directive would automatically grant the rights arising from these gases to electricity generators.

Another contradiction arises from the loss of emission rights in the event that a production unit is converted or closed. Although this arrangement may in theory dissuade the conversion or closure of plants affected by restructuring, the consequences could in practice be very different. As we already know, CO2 emissions have little or no influence over restructurings and closures, which are driven mostly by economic or market-related issues. However, if existing emission rights are lost, the ability of the company to reinvest in new plants or production lines – which is the unions' preferred alternative in this event – would be seriously compromised, adversely affecting employment.

As things currently stand, although there are other risks arising from the Directive, these are our two main concerns. As a result, given the progress made in adopting the Directive, Arcelor's European Works Council would like to attract the attention of the authorities concerned and seek their active support, before it is too late, for the introduction of amendments that would enhance our industry's ability to adapt to the Directive with minimal impact on employment.

EMF
Luis Miguel Fernandez
International secretary of the European Metalworkers' Federation (EMF) :
Tel: +34 91 308 11 81
Email: internacional@fm.ccoo.es
Address: Fernandez de la Hoz, 12-2e à E-28010 Madrid

arcelor

PRESS RELEASE

Luxembourg, July 4, 2003

Arcelor completes acquisition of Duferdofin's Pallanzeno rolling mill and a 49.9 % stake in the San Zeno melting shop

Arcelor, through subsidiaries in its Long Products Sector, has yesterday completed the purchase of Duferdofin's 100 per cent share in the Pallanzeno rolling mill and of a 49.9 per cent share in the San Zeno melting shop, for a total consideration of EUR 48 million. Duferdofin will retain its remaining 50.1 per cent holding in the San Zeno melting shop.

Both sales have received the regulatory approval from the relevant anti-trust authorities.

The Pallanzeno rolling mill, located in the north of Italy, produces light and medium sections, and has a nominal capacity of 600 kt/year ; the San Zeno di Naviglio melting shop, located near Brescia in Italy, has a nominal capacity of 750 kt/year and notably supplies the necessary volume of blooms to Pallanzeno.

Duferdofin is a 100% subsidiary of the Duferco Group.

Investor relations
Martine Hue :
+352 4792 2151
00 800 4792 4792
+33 1 41 25 98 98

File No. 82-34727

arcelor

umicore

JOINT PRESS RELEASE

UMICORE AND ARCELOR INTRODUCE TRAXYS

Luxembourg and Brussels, July 8th, 2003 - Umicore and Arcelor have agreed to combine their commercial non-ferrous and ferro-alloys activities into a trading, marketing and distribution joint venture named Traxys. Previously these activities have primarily been carried out by Sogem (for Umicore) and Considar (for Arcelor).

The combination of these complementary businesses will create a larger, global organisation with extended market coverage, and a comprehensive geographical reach with more than 20 offices in main producing and consuming areas.

Sogem's activities are mainly focused on base metals and related ores and concentrates while Considar's activities are primarily in bulk and noble ferro-alloys.

Traxys will have the capability to serve a broad base of industrial customers and will offer a full range of commercial and financial services to customers in the minerals and metals industries. Traxys will aim to provide those services as a collaborative and transparent link between metals and raw materials producers and their clients.

The core of Traxys will be formed from the various entities within the Considar group in New York and Luxembourg, along with Sogem's Brussels headquarters as well as agency and distribution activities in France and Spain.

Control and ownership of Traxys will be shared equally between Umicore and Arcelor. In parallel to Traxys, which will focus on third party business, both Umicore and Arcelor will continue to own and operate their respective international sales networks, which support their own industrial operations

The transaction received the approval of the European anti-trust authorities on Friday, July 4th, 2003.

***

Note to the editor : The project leading to the creating of Traxys was initiated under the working title "Duology".

About Arcelor

With 104,000 employees in over 60 countries, Arcelor is the world's largest steel producer. In 2002, on a pro forma basis, annual production was approximately 44 million tons of steel with a turnover of 26.6 billion euros (pro forma figures). It is a major player in all its main markets: automotive, construction, household appliances and packaging, and general industry.

About Umicore

Umicore is an international metals and materials group. Its activities are centred on four business areas : Advanced Materials, Copper, Precious Metals and Zinc. Each business area is divided into market-focused business units. The Umicore Group has industrial operations on all continents and serves a global customer base; it generated *a turnover of EUR 3.2 billion in 2002 and currently* employs some 9,000 people.

Arcelor :

Investor Relations

Martine Hue: +352 4792 2151

00 800 4792 4792

+33 1 41 25 9898

arcelor

Press Release
Thursday 10 July 2003

Reduction of greenhouse gases

Arcelor commits itself

Arcelor, world leader in the steel industry, has received the approval from the French business association for the reduction of greenhouse gases, AERES[1], for its voluntary commitment to reduce greenhouse gas emissions on all its French sites.

More than 99% of greenhouse gases emitted by Arcelor are CO_2 (carbon dioxide or carbonic acid), and the input carbon for the blast furnaces is the originator of most of the emissions. Even though they represent less than 1%, the CH_4 emissions (methane) and N_2O (nitrogen monoxide) are also included in the commitment.
The six greenhouse gases[2], covered in the Kyoto Protocol, are part of the emissions checked and recorded regularly in the Group's report.

Arcelor is a company that has shown good citizenship for many years, carrying out early actions to preserve the environment, and, more particularly, to combat greenhouse gases, through ensuring the optimisation of blast furnaces at current high levels. Between 1990 and 2002, the French plants have reduced their specific emission of CO_2 by 22%, while increasing their crude steel production by 13%. The group estimates to have avoided the emission of 46 million tons.

The Arcelor greenhouse gas emissions reduction programme in France is carried out on 25 sites, including 3 integrated sites, specialising in the production of flat carbon steels, which are responsible for 97% of the CO_2 emissions. This programme defines quantified objectives over a period of five years and recommends appropriate actions to reduce the gases which are generated in the manufacturing process.

Arcelor has, therefore, taken its stand to commit itself to the following greenhouse gas emission ceilings in France:

- 53.6 million tonnes equivalent CO_2, over the period 2003-2004, corresponding to an average of 26.8 million tonnes equivalent CO_2 per year,
- 79.6 million tonnes equivalent CO_2, over the period 2005-2006-2007, corresponding to an average of 26.53 million tonnes equivalent CO_2 per year

---

[1] Established in 2002, AERES's (Association des entreprises pour la réduction des gaz à effet de serre) aim is to enable companies to present their commitments in a framework, both defined and recognised by the public authorities.
[2] The 6 greenhouse gases are: CO_2, CH_4, N_2O, SF_6, HFC and PFC.

This represents a reduction of 11% of emissions by Arcelor in France, compared to 1990, and a saving of nearly 6 million tonnes of CO_2 between 2003 and 2007.

These emission valuesare already, and will continue to be, certified by a third party auditor.

To reach these objectives, Arcelor has organised its initiatives around three main priorities:

- Continuing improvement throughout the whole process,
- Optimising scrap charging in the steel works,
- Further efforts in Research & Development to find a technological breakthrough solution, enabling the production of steel from iron ore, while limiting CO_2 emissions.

At the same time, Arcelor continues its contribution to reducing emissions outside its area of activity:

- either by recycling products generated by its activity, such as slag from blast furnaces, mainly used in cement works (emissions saved of approximately a tonne of CO_2 per tonne of slag used) ;
- or by improving steel performance which permits the use of significantly lighter steels for applications, such as beverage cans or automotive structures and bodies (CO_2 emissions saved, due to Arcelor's efforts in the automotive sector, assessed at 1.2 Mt of CO_2 per year).

Through a sustained effort, Arcelor believes that, in France over the period 2008-2012, it can generate an average reduction of emissions of 15% in relation to the 1990 figure.

Arcelor intends to assume its full responsibility in the long term, with the aim of establishing a balance between the environment, social well-being and the economy. Mastering greenhouse gas emissions is, in this respect, a key commitment for the group, which is in favour of encouraging sustainable development in whichever country it operates.

Arcelor is establishing itself as the reference in the steel industry. In France, the Group is a top level operator in all the major markets, namely automotive, construction, household appliances, packaging and general industry. With 104 000 employees in more than 60 countries, Arcelor is the leading steel producer in the world with a production of roughly 44 million tonnes of steel and a turnover of 26.6 billion euros in 2002.

Press Relations:
(France) Sandra Luneau 01 41 25 65 04

File No. 82-34727

arcelor

PRESS RELEASE

Arcelor to sell its 50 percent stake in Segal to Corus

Luxembourg, July 16th, 2003 - Arcelor S.A. has agreed on July 14th 2003 with Corus Group plc to sell its remaining 50 percent share in Segal s.c.r.l., a Belgian joint-venture to Corus. Earlier this month, Arcelor agreed with Corus to sell a 16.7 percent share of Arcelor's original 66.7 percent in Segal to Corus. After that transaction, Arcelor and Corus owned 50 percent each.

Completion of the transaction is subject to confirmation by the competent anti-trust authorities.

Segal is a galvanizing operation, which toll processes the material of its shareholders. Cost and revenues are allocated to each shareholder and, therefore, Segal's accounting net result in each period, including 2002, is zero. Net assets in December 2002 were EUR 25.5 million.

With 104,000 employees in over 60 countries, Arcelor is the world's largest steel producer. In 2002, on a pro forma basis, annual production was approximately 44 million tons of steel with a turnover of 26.6 billion euros. It is a major player in all its main markets: automotive, construction, household appliances and packaging, and general industry.

Notes to Editors

Segal's head office and production facilities are located in Yvoz-Ramet, near Liege, Belgium. It employed 155 people at December 31, 2002. In 2002, Segal toll processed over 500,000 tons of hot dipped galvanized sheet steel for the automotive industry.

Following the Merger of Aceralia, Arbed and Usinor in February 2002, to form Arcelor, the European Commission required the newly group to divest a number of its assets including Segal.

Press relations:
Patrick Seyler +352 4792 2360
Paul Bertemes +352 4792 2367
Jean Lasar +352 4792 2359
Luc Scheer +352 4792 4455

Spain
Ignacio Agreda +34 94 4894 162
Oscar Fleites +34 985 1260 29

Investor Relations:
Martine Hue +352 4792 2414
00 800 4792 4792
+33 1 41 25 98 98

arcelor

PRESS RELEASE

Arcelor and Bao Steel create Chinese joint-venture for automotive products

Shanghai, China, July 28, 2003 – Arcelor and Bao Steel have signed an agreement for a Tailor Welded Blanks joint-venture operation to be set up in the Shanghai area. This joint-venture company, combining secure access to raw materials from Bao Steel and leading edge technology for tailor welded blanks production from Arcelor, will allow to offer the breakthrough technological advantages of tailor welded blanks to auto manufacturers operating in China.

The use of tailor welded blanks in automotive applications can contribute to a lower vehicle weight and thus better fuel efficiency while improving safety and handling through enhanced body characteristics.

The construction work for the new facility will begin as of 2003, with supply to customers scheduled to start as of the second half of 2004. In an initial phase the plant will have an annual capacity of 2 million units of tailor welded blanks.

With 104,000 employees in over 60 countries, Arcelor is the world's largest steel producer. In 2002, on a pro forma basis, production was approximately 44 million tons of steel with a turnover of 26.6 billion euros. Arcelor is a major player in all its main markets: automotive, construction, household appliances and packaging as well as general industry.

Press relations:
Patrick Seyler +352 4792 2360
Luc Scheer +352 4792 4455
Spain
Ignacio Agreda +34 94 4894 162
Oscar Fleites +34 985 1260 29

Investor Relations:
Martine Hue +352 4792 2414
00 800 4792 4792
+33 1 41 25 98 98

File No. 82-34727

arcelor TATA STEEL

PRESS RELEASE

Arcelor and Tata Steel sign Technology Licence Agreement for Automotive Steels

Jamshedpur, India, July 28, 2003 – Arcelor has granted Tata Steel a technology licence for Hot Dip Galvanized (HDG) products for the automotive industry, to be produced on Tata Steel's continuous galvanising line at Jamshedpur. The agreement covers both pure zinc HDG and Galvannealed products.

This agreement further consolidates the cooperation initiated in April 2002 between Arcelor, Nippon Steel and Tata Steel for providing effective steel solutions to the Indian automotive industry.

Under the new agreement, Arcelor will grant Tata Steel a license for the use of its proprietary product, Extragal™, including the trademark and associated know-how. Extragal™, which is a pure zinc HDG product, was specifically developed for the automotive industry.

Arcelor and Tata Steel are confident that the implementation of this HDG steel technology agreement will bring major benefits to auto manufacturers operating in India and help them to pursue their global business development.

With 104,000 employees in over 60 countries, Arcelor is the world's largest steel producer. In 2002, on a pro forma basis, production was approximately 44 million tons of steel with a turnover of 26.6 billion euros. Arcelor is a major player in all its main markets: automotive, construction, household appliances and packaging as well as general industry.

Press relations:
Patrick Seyler +352 4792 2360
Luc Scheer +352 4792 4455
Spain
Ignacio Agreda +34 94 4894 162
Oscar Fleites +34 985 1260 29

Investor Relations:
Martine Hue +352 4792 2414
00 800 4792 4792
+33 1 41 25 98 98

File No. 82-34727

arcelor

PRESS RELEASE

Arcelor to sell its steel tubes business to Condesa

Luxembourg – July 31st, 2003 - Arcelor has received a binding offer from Condesa (Conducciones y Derivados, SA) for the purchase of its carbon steel tubes business.

According to this offer, Condesa would take over the entirety of Arcelor's activities in the tubes business. In 2002, the tubes business of Arcelor group sold over 1.3 million tons of steel, generating a turnover of 609 million euros.

The completion of the transaction is subject to the signature of the sale and purchase agreements, the information or consultation of the appropriate bodies representing the workforce, the approval of the Boards of Directors of Arcelor and its subsidiaries Aceralia and Usinor as well as the approval of the anti-trust authorities.

The projected transaction would cover the entirety of Arcelor's share in each of the following entities:

- 100% of the share capital of Arcelor Tubes, S.A.
- 90% of the share capital of Alessio Tubi, SpA.
- 100% of the share capital of EXMA, S.A.
- 100% of the share capital of Aceralia Tubos, S.L., a new company to which Aceralia Transformados, SA would contribute its tubes business prior to the transfer.
- 10% of Industube.
- 48.84% of Conducciones y Derivados, S.A. (Condesa).

The tubes business has been identified by Arcelor as a non-core activity for the group and the objective of the company is to transfer it to an industrial operator playing a major role in this segment, offering it a sustainable future. Divestment from non-core activities and the realization of significant operating cash-flows will be the main levers for the company to achieve its debt reduction target, one of the key priorities for the group.

Condesa is a major European player in the manufacture of tubes with shipments in 2002 of approximately 375 200 tons of steel and a turnover of 192.5 million euros.

With 104 000 employees in over 60 countries, Arcelor is the world's largest steel producer. In 2002, on a pro forma basis, annual production was approximately 44 million tons of steel with a turnover of 26.6 billion euros. It is a major player in all its main markets: automotive, construction, household appliances and packaging, and general industry.

Press relations:
Patrick Seyler +352 4792 2360
Luc Scheer +352 4792 4455
Spain
Ignacio Agreda +34 94 4894 162
Oscar Fleites +34 985 1260 29
France
Sandra Luneau : +33 1 41 25 65 04

Investor Relations:
Martine Hue +352 4792 2414
00 800 4792 4792
+33 1 41 25 98 98

arcelor

RELEASE

2003 FIRST HALF RESULTS

Arcelor: good results despite a mediocre and deteriorating European environment

- **Net profit, Group share, of EUR 358 million at June 30, 2003**
- **EUR 280 million of synergies at June 30, 2003**
- **reduction of net debt**

Luxembourg, August 28, 2003

The Board of directors met on August 28, 2003 under the chairmanship of Joseph Kinsch, reviewed the Group consolidated accounts for the second quarter 2003 and approved the accounts for the first half of 2003.

At June 30, 2003, net consolidated profit, Group share, was EUR 358 million.

Results

Figures for the first half 2003 correspond to six months of activity for Arcelor. First half 2002 figures are presented on a proforma basis for comparative reasons (i.e. retreated for each business sector and for the Group of the negative goodwill allocation realized at the end of 2002).

At June 30, 2003, **consolidated key figures** for Arcelor are as follows:

Millions of euros	**1st Half 2002*** *(pro forma**)*	**1st Quarter 2003***	**2nd Quarter 2003***	**1st Half 2003***
Revenues	13,705	6,852	6,730	13,582
Gross Operating Profit	881	641	635	1,276
Operating Profit	388	384	361	745
Net Profit, Group share	103	192	166	358
Earnings per share *(in euro)*	0.22	0.40	0.35	0.75

** Unaudited*
*** Adjusted after allocation of negative goodwill. Comparable to 1st half 2003*

Consolidated revenues for the Group for the first half 2003 amounted to EUR 13,582 million compared to EUR 13,705 million for the same period last year or a 0.9 % decrease (-0.8% on a comparable basis).

Geographical breakdown of sales was as follows: 77% in the EU, 8.5% - a sharp decrease - in North America, 4% in South America and 10.5% in the rest of the world.

Gross operating profit increased sharply to EUR 1,276 million, or 9.4% of revenues, compared to EUR 881 million (6.4% of revenues) for the first half of 2002. This important rise is essentially due to an increase of average selling prices, more specifically for flat carbon steels. It also reflects an excellent performance of the synergies programme (EUR 280 million at June 30, 2003).

Operating profit at EUR 745 million, or 5.5% of revenues is to be compared to EUR 388 million (2.8% of revenues) for the same period last year.

After net financial charges of EUR 174 million, a contribution from associates of EUR 50 million and taxes of EUR 187 million, net profit (group share) was EUR 358 million compared to EUR 103 million at June 30, 2002.

At June 30, 2003 **net financial debt** was EUR 5,856 million, decreasing compared to EUR 5,993 million at December 31, 2002 and to EUR 6,019 million at March 31, 2003. At 0.71 the net debt to shareholders' equity[(1)] ratio improves by 4 points compared to the end of 2002 (0.75) and by 3 points compared to March 31, 2003 (0.74) thus confirming the beginning of net debt reduction after a dividend payment in May.

Millions of euros	**December 31, 2002**	**March 31, 2003***	**June 30, 2003***
Shareholders' equity[(1)]	8,020	8,165	8,277
Net Financial Debt	5,993	6,019	5,856
Net Financial Debt / Shareholder' equity[(1)]	0.75	0.74	0.71

** Unaudited*

[(1)] including minority interests and residual negative goodwill (IFRS).

Revenues, Gross operating profit and Operating profit by sector

Millions of euros	1st Half 2002* (*Pro forma***)					1st Half 2003*				
	Revenues	**Gross Op.Profit**	**%**	**Operating Profit**	**%**	**Revenues**	**Gross Op.Profit**	**%**	**Operating Profit**	**%**
Flat Carbon Steel	6,780	331	*4.9%*	88	*1.3%*	7,374	843	*11.4%*	562	*7.6%*
Long Carbon Steel	2,225	339	*15.2%*	239	*10.7%*	2,141	249	*11.6%*	150	*7.0%*
Stainless Steel, Alloys & Specialty plates	2,241	104	*4.6%*	29	*1.3%*	2,270	86	*3.8%*	5	*0.2%*
Distribution, Transformation, Trading	4,864	145	*3.0%*	91	*1.9%*	4,276	91	*2.1%*	40	*0.9%*
Others	478	-43	*n.s.*	-64	*n.s.*	430	1	*n.s.*	-18	*n.s.*
Intra-Group sales	*-2,883*	*5*	*n.s.*	*5*	*n.s.*	*-2,909*	*6*	*n.s.*	*6*	*n.s.*
Total	**13,705**	**881**	**6.4%**	**388**	**2.8%**	**13,582**	**1,276**	**9.4%**	**745**	**5.5%**

* *Unaudited*
** *Adjusted after allocation of negative goodwill. Comparable to 2003*

Flat Carbon Steel

If revenues for Carbon Flat Steel have increased by 8.8% (2.1% on a comparable basis) during the first half of 2003 (EUR 7,374 million) compared to the same period of 2002 (EUR 6,780 million) due to an increase of average selling prices of 12%, one can observe a slight decrease during the second quarter reflecting a significant reduction of shipments notably to general industry.

This decrease is also due to the relining of two blast furnaces (Gijón, Spain and Ghent, Belgium) as well as to an anaemic final demand in Europe. Total shipments of 13.5 million metric tons for the first half show a 5% reduction compared to the first half of 2002. Increase of deliveries to the automobile industry (+3%) has not compensated the severe drop of deliveries to general industry (-12%).

Margins improved despite operational stoppages in the second quarter (strikes).

Long Carbon Steel

Revenues of Long Carbon Steel (EUR 2,141 million) decreased by 3.8% (3.6% on a comparable basis) compared to the first half of 2002 (EUR 2,225 million) in a difficult business climate characterized by a weaker demand, including in Brazil where the

construction market contracted. Shipments were 5.9 million metric tons for the first half compared to the same period last year, a decrease of 3%.

The strong rise in scrap prices during the first months of the year could only be partially passed on to the customers, provoking an erosion of margins.

Stainless Steel, Alloys and Specialty plates

At EUR 2,270 million compared to EUR 2,241 for the first half of 2002, revenues of stainless steel activities increased by 1.3% (-1.2% on a comparable basis). Stability of shipments 1.3 million metric tons for the first half of 2003 and 2002, masks different realities between Europe where shipments increased and the United States where they declined.

After a mediocre first quarter, the business climate deteriorated during the second one, which penalized margins even if cost cutting programmes made progress. Within the stainless steel division, the European and Thai operations have however performed relatively better.

Distribution, Transformation & Trading

Revenues for the Distribution, Transformation and Trading sector at EUR 4,276 million for the first half 2003 dropped by 12.1% (5.1% on a comparable basis) compared to the same period of 2002. This reflects good stability of prices but a very marked cutback on volumes. Moreover, activity on the Iberian peninsula has clearly slowed down after a surge of imports. The construction markets have suffered from difficult weather conditions at the beginning of the year and anaemic business climate in general.

Prospects

The increase of imports from third countries encouraged by the strengthening of the euro compared to the US dollar has driven inventories of flat carbon products to higher levels during the second quarter. In an uncertain European climate, apparent consumption has shown a sharp decline since June. Real consumption of all steel products will remain weak, with the exception of those sold to the auto industry, but with a pronounced decrease in general industry.

Despite positive signals regarding a recovery of the economy in the United States, an acceleration of imports in China and a euro/dollar exchange rate more favorable to European industries in the medium term, short-term prospects will remain difficult. Should a recovery of the American economy materialize before the end of the year, its positive impact on the European industrial activity and on companies' financial results would not be visible before the first quarter of 2004.

Thanks to a rigorous policy of adjustment of supply to the market needs - a policy which will be pursued throughout the second half of the year -, thanks also to good progress in

integration and a solid advance in the synergies calendar, Arcelor has succeeded in protecting margins during the first six months of 2003. Nevertheless, taking into account volume reductions and seasonality effects, the results of the group will be down for the second half year compared to the first one.

In a very difficult European economic context for steel products, the Group maintains its efforts to improve profitability and strengthen its financial structure thus confirming its debt reduction objective.

Investor relations

Martine Hue :
+352 4792 2151
00 800 4792 4792
+33 1 41 25 98 98